December 26, 2007

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Transdel Pharmaceuticals, Inc.
Registration Statement on Form SB-2
Filed December 7, 2007
File No. 333-147930

Dear Mr. Riedler:

Reference is made to the letter dated December 17, 2007 (the “Comment Letter”) addressed to Dr. Juliet Singh, Chief Executive Officer of Transdel Pharmaceuticals, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance to the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form SB-2 filed by the Company on December 7, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

General

Comment No. 1:

Please revise the prospectus to provide a complete description of each of the private placement transactions for the shares registered.

Response:

The Company has revised the prospectus on page 1 to include the requested disclosure.

December 26, 2007

Selling Stockholder, page 27

Comment No. 2:

We note the footnotes to the Selling Stockholders table indicating that Palladium Capital Advisors, Granite Financial Group, Inc. and WFG Investments, Inc. are each registered broker-dealers and served as placement agents in connection with the company’s September 2007 and October 2007 private placements. Please revise these footnotes to clarify whether each of these broker-dealers received the securities as compensation for underwriting activities. Alternatively, if these securities were not received as compensation, please revise these footnotes and page 35 to state that each of these broker-dealers is an underwriter.

Response:

Palladium Capital Advisors (“Palladium”) received placement agent fees consisting of $14,000 in cash and a warrant to purchase 3,000 shares of the Company’s common stock at a cash exercise price of $4.00 per share and a cashless exercise price of $5.00 per share in connection with the September 2007 and October 2007 private placements. Palladium used the cash portion of the placement agent fees to purchase 0.14 of one unit, each unit consisting of 50,000 shares of the Company’s common stock and warrants to purchase an additional 12,500 shares of the Company’s common stock at a cash exercise price of $4.00 per share and a cashless exercise price of $5.00 per share (the “Unit”), in the September 2007 and October 2007 private placements on the same terms as the other investors. Palladium purchased the securities for its own account for investment purposes in the ordinary course of business without a view towards distribution. Therefore, we do not believe that Palladium is within the category of persons defined as “underwriters” by Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Granite Financial Group, Inc. (“Granite”) received placement agent fees consisting of $28,000 in cash and a warrant to purchase 6,000 shares of the Company’s common stock at a cash exercise price of $4.00 per share and a cashless exercise price of $5.00 per share in connection with the September 2007 and October 2007 private placements. Granite used the cash portion of the placement agent fees to purchase 0.28 of one Unit in the September 2007 and October 2007 private placements on the same terms as the other investors. Granite purchased the securities for its own account for investment purposes in the ordinary course of business without a view towards distribution. Therefore, we do not believe that Granite is within the category of persons defined as “underwriters” by Section 2(a)(11) of the Securities Act.

WFG Investments, Inc. (“WFG”) received placement agent fees consisting of $115,500 in cash and a warrant to purchase 24,750 shares of the Company’s common stock at a cash exercise price of $4.00 per share and a cashless exercise price of $5.00 per share in connection with the September 2007 and October 2007 private placements. WFG did not purchase any units in the September 2007 and October 2007 private placements.

December 26, 2007

The Company has revised the prospectus on pages 30 and 31 to include the foregoing facts.

Comment No. 3:

We note that one of the company’s directors, Anthony S. Thornley, is named as a selling stockholder. Please identify this affiliate as an underwriter here and on page 35.

Response:

Mr. Thornley purchased 1 Unit in the September 2007 and October 2007 private placements. Mr. Thornley purchased the securities for his own account for investment purposes without a view towards distribution. Therefore, we do not believe that Mr. Thornley is within the category of persons defined as “underwriters” by Section 2(a)(11) of the Securities Act.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4984.

Sincerely,

/s/ Gregory D. Kramer
Gregory D. Kramer